UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 4)

SPECTRUM BRANDS HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

84763R101
(CUSIP Number)

PHILIP FALCONE
450 PARK AVENUE, 30TH FLOOR
NEW YORK, NEW YORK 10022
(212) 339-5888
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

January 7, 2011
(Date of Event which Requires Filing
of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 84763R101	Page 1 of 16

1	NAME OF REPORTING PERSON Harbinger Capital Partners Master Fund I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 6,398,912
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 6,398,912
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 6,398,912
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 12.5%
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 84763R101	Page 2 of 16

1	NAME OF REPORTING PERSON Harbinger Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 6,398,912
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 6,398,912
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 6,398,912
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 12.5%
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 84763R101	Page 3 of 16

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 101,089
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 101,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 101,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* Lesss than 1%
14	TYPE OF REPORTING PERSON PN

* See Item 5.

CUSIP No. 84763R101	Page 4 of 16

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 101,089
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 101,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 101,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* Less than 1%
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 84763R101	Page 5 of 16

1	NAME OF REPORTING PERSON Global Opportunities Breakaway Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84763R101	Page 6 of 16

1	NAME OF REPORTING PERSON Harbinger Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84763R101	Page 7 of 16

1	NAME OF REPORTING PERSON Harbinger Capital Partners II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84763R101	Page 8 of 16

1	NAME OF REPORTING PERSON Harbinger Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 6,500,001
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 6,500,001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 6,500,001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 12.7%
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 84763R101	Page 9 of 16

1	NAME OF REPORTING PERSON Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 6,500,001
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 6,500,001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 6,500,001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 12.7%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP No. 84763R101	Page 10 of 16

1	NAME OF REPORTING PERSON David M. Maura
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 5,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 5,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 5,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* Less than 1%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP No. 84763R101	Page 11 of 16

Item 1. Security and Issuer.

This Amendment No. 4 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on June 28, 2010, as amended by Amendment No. 1 filed on July 22, 2010, Amendment No. 2 filed on August 17, 2010 and Amendment No. 3 filed on September 15, 2010 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 per share (the “Shares”), of Spectrum Brands Holdings, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 601 Rayovac Drive, Madison, Wisconsin 53711.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a-c,f) This Schedule 13D is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”); Harbinger Capital Partners LLC (“Harbinger LLC”), the investment manager of the Master Fund; Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”); Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”), the general partner of the Special Fund; Harbinger Holdings, LLC (“Harbinger Holdings”), the managing member of Harbinger LLC and HCPSS; Philip Falcone, the managing member of Harbinger Holdings and the portfolio manager of the Master Fund and the Special Fund; and David M. Maura, Vice President and Director of Investments of Harbinger LLC (each of the Master Fund, Harbinger LLC, the Special Fund, HCPSS, Harbinger Holdings, Philip Falcone and David M. Maura may be referred to herein as a “Reporting Person”, and collectively may be referred to as the “Reporting Persons”).

The Master Fund is an exempted company organized under the laws of the Cayman Islands with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop’s Square, Redmond’s Hill, Dublin 2, Ireland. Each of Harbinger LLC, HCPSS and Harbinger Holdings is a Delaware limited liability company. The Special Fund is a Delaware limited partnership.  Philip Falcone and David M. Maura are United States citizens. The principal business address for each of Harbinger LLC, the Special Fund, HCPSS, Harbinger Holdings, Philip Falcone and David M. Maura is 450 Park Avenue, 30th Floor New York, NY 10022.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety, except for the last paragraph thereof, as follows:

“As of the date hereof the Master Fund may be deemed to beneficially own 6,398,912 Shares.  As further described in Item 5 herein, if the Master Fund is deemed to beneficially own the 27,756,905 Shares directly owned by Harbinger Group Inc. ("HGI"), it will be deemed to beneficially own a total of 34,155,817 Shares (or approximately 66.94% of the outstanding Shares).

As of the date hereof Harbinger LLC may be deemed to beneficially own 6,398,912 Shares.  As further described in Item 5 herein, if Harbinger LLC is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, it will be deemed to beneficially own a total of 34,155,817 Shares (or approximately 66.94% of the outstanding Shares).

As of the date hereof the Special Fund may be deemed to beneficially own 101,089 Shares.  As further described in Item 5 herein, if the Special Fund is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, it will be deemed to beneficially own a total of 27,857,994 Shares (or approximately 54.60% of the outstanding Shares).

As of the date hereof HCPSS may be deemed to beneficially own 101,089 Shares.  As further described in Item 5 herein, if HCPSS is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, it will be deemed to beneficially own a total of 27,857,994 Shares (or approximately 54.60% of the outstanding Shares).

As of the date hereof Harbinger Holdings may be deemed to beneficially own 6,500,001 Shares.  As further described in Item 5 herein, if Harbinger Holdings is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, it will be deemed to beneficially own a total of 34,256,906 Shares (or approximately 67.14% of the outstanding Shares).

As of the date hereof Philip Falcone may be deemed to beneficially own 6,500,001 Shares.  As further described in Item 5 herein, if Mr. Falcone is deemed to beneficially own the  27,756,905 Shares directly owned by HGI, he will be deemed to beneficially own a total of 34,256,906 Shares (or approximately 67.14% of the outstanding Shares).

As of the date hereof David M. Maura may be deemed to beneficially own 5,000 Shares.  As further described in Item 5 herein, if Mr. Maura is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, he will be deemed to beneficially own a total of 27,761,905 Shares (or approximately 54.41% of the outstanding Shares).

As described in Item 4 below, as a result of the consummation of the transactions contemplated by the Contribution and Exchange Agreement, dated September 10, 2010 (the “Exchange Agreement”), by and among  the Master Fund, the Special Fund and Global Opportunities Breakaway Ltd. (the "Breakaway Fund", and together with the Master Fund and the Special Fund, the “Harbinger Parties”), the Master Fund contributed to HGI 21,312,372 Shares, the Special Fund contributed to HGI 4,333,891 Shares and the Breakaway Fund contributed to HGI 2,110,642

CUSIP No. 84763R101	Page 12 of 16

Shares to the Issuer. In exchange for the Shares contributed, the Master Fund received from HGI 92,069,447 shares of HGI’s common stock, par value $0.01 per share (the “HGI Shares”), the Special Fund received from HGI 18,722,409 HGI Shares and the Breakaway Fund received from HGI 9,117,974 HGI Shares.”

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by deleting paragraphs 5 and 6 thereof in their entirety.  In addition, the following is added at the end of Item 4 of the Schedule 13D:

“Closing of the Spectrum Brands Transfer

On January 7, 2011, HGI and the Harbinger Parties consummated the transaction contemplated by the Exchange Agreement (the “Closing”), pursuant to which (i) HGI issued an aggregate of 119,909,830 HGI Shares to the Harbinger Parties in exchange for an aggregate of 27,756,905 Shares and (ii) the Issuer became HGI’s majority-owned subsidiary and the Issuer’s results will be consolidated with HGI’s results in HGI’s financial statements.

At the Closing the Harbinger Parties and HGI entered into the Lock-Up Letter, the joinder to the Stockholder Agreement and the joinder to the Registration Rights Agreement. In addition, the Harbinger Parties and HGI entered into a joinder with Wells Fargo Bank, National Association, as collateral agent (the “Collateral Agent”) under  HGI’s 10.625% Senior Secured Notes due 2015, pursuant to which, upon the occurrence of a Foreclosure Event (as such term is defined in the joinder), the Collateral Agent will become a party to the Stockholder Agreement and will, subject to certain exceptions, be subject to all of its covenants, terms and conditions to the same extent as the Harbinger Parties and HGI were prior to the consummation of the Spectrum Brands Transfer.

On January 7, 2011, HGI and Harbinger LLC, an affiliate of the Harbinger Parties, issued a joint press release announcing the closing of the transactions contemplated by the Exchange Agreement (the “Closing Press Release”).  The foregoing description of the Closing Press Release is qualified in its entirety by reference to its full text, a copy of which is filed as Exhibit Q, and is incorporated herein by reference.

As of the date hereof, the Harbinger Parties own approximately 12.7% of the outstanding Shares, HGI owns approximately 54.4% of the outstanding Shares, and the Harbinger Parties own approximately 93.3% of the outstanding HGI Shares. As a result, the Harbinger Parties will, subject to the Harbinger Parties, HGI and their affiliates continuing to own a majority of the outstanding Shares and the terms and conditions set forth in the Stockholder Agreement (as described above) and the other minority stockholder protection provisions contained in the Issuer’s Restated Certificate of Incorporation and Amended and Restated By-laws (such documents together, the “Organizational Documents”) (which are generally applicable for as long as the Harbinger Parties, HGI and their affiliates own 40% of the outstanding Shares), have the ability to exert substantial influence or actual control over the Issuer’s management policies and affairs, will, through HGI, control the outcome of any matter submitted to the Issuer’s stockholders, including amendments to the Issuer’s Organizational Documents, any proposed merger or other business combinations involving the Issuer, the Issuer’s financing, consolidation or sale of all or substantially all of the Issuer’s assets and other corporate transactions and will have the ability to elect or remove a majority of the Issuer’s directors.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)-(j) of Schedule 13D. Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, subject to the terms of the Stockholder Agreement, the Lock-Up Letter, the Registration Rights Agreement and the Organizational Documents, and for as long as such agreements remain in effect or are otherwise applicable to the Reporting Persons, each Reporting Person may at any time and from time to time, (i) in the open market, in

CUSIP No. 84763R101	Page 13 of 16

privately negotiated transactions or otherwise, acquire additional Shares or other securities of the Issuer, including acquisitions from affiliates of the Reporting Persons; (ii) dispose or transfer of all or a portion of the securities of the Issuer, including the Shares, that the Reporting Persons now own or may hereafter acquire to any person or entity, including dispositions to affiliates of the Reporting Persons; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person's assets or business, including acquisitions from affiliates of the Reporting Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including sales, transfers and other dispositions to affiliates of the Reporting Persons; (vi) raise capital or restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Issuer deemed necessary or desirable; (viii) change the identity of the directors nominated to the board of directors of the Issuer by the Nominating and Corporate Governance Committee (as defined in the Stockholder Agreement); (ix) make any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above. Such actions may be taken directly or indirectly through HGI.”

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“References to percentage ownerships of Shares in this Schedule 13D are based upon the 51,020,426 Shares stated to be outstanding as of December 10, 2010 by the Issuer in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2010.  The Shares reported as beneficially owned by the Reporting Persons in this Schedule 13D do not include the Shares owned by HGI.  As a result of the arrangements among the Harbinger Parties and HGI described in Item 4 of this Schedule 13D, the Reporting Persons and HGI may be deemed to be members of a “group” for purposes of the Securities Exchange Act of 1934, as amended, and the Reporting Persons may be deemed to beneficially own the 27,756,905 Shares (or approximately 54.4% of the outstanding Shares) owned by HGI as of the date of this Schedule 13D. Each Reporting Person specifically disclaims beneficial ownership in the Shares owned by HGI except to the extent it or he actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 6,398,912 Shares, constituting 12.5% of the Shares of the Issuer.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,398,912 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,398,912 Shares.

If the Master Fund is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, it will be deemed to beneficially own a total of 34,155,817 Shares (or approximately 66.94% of the outstanding Shares).  The Master Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 6,398,912 Shares, constituting 12.5% of the Shares of the Issuer.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,398,912 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,398,912 Shares.

If Harbinger LLC is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, it will be deemed to beneficially own a total of 34,155,817 Shares (or approximately 66.94% of the outstanding Shares).  Harbinger LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 101,089 Shares, constituting less than 1% of the Shares of the Issuer.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 101,089 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 101,089 Shares.

If the Special Fund is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, it will be deemed to beneficially own a total of 27,857,994 Shares (or approximately 54.60% of the outstanding Shares).  The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 101,089 Shares, constituting less than 1% of the Shares of the Issuer.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 101,089 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 101,089 Shares.

If HCPSS is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, it will be deemed to beneficially own a total of 27,857,994 Shares (or approximately 54.60% of the outstanding Shares).  HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 6,500,001 Shares, constituting 12.7% of the Shares of the Issuer.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,500,001 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,500,001 Shares.

CUSIP No. 84763R101	Page 14 of 16

If Harbinger Holdings is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, it will be deemed to beneficially own a total of 34,256,906 Shares (or approximately 67.14% of the outstanding Shares).  Harbinger Holdings specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 6,500,001 Shares, constituting 12.7% of the Shares of the Issuer.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,500,001 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,500,001 Shares.

If Mr. Falcone is deemed to beneficially own the  27,756,905 Shares directly owned by HGI, he will be deemed to beneficially own a total of 34,256,906 Shares (or approximately 67.14% of the outstanding Shares).  Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent he actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, David M. Maura may be deemed to be the beneficial owner of 5,000 Shares, constituting less than 1% of the Shares of the Issuer.

Mr. Maura has the sole power to vote or direct the vote of 5,000 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 5,000 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

As a result of Mr. Maura’s employment with Harbinger LLC, Mr. Maura and the Reporting Persons may be deemed to be members of a “group” for purposes of the Securities Exchange Act of 1934, as amended, and the owners of the Shares owned by each other. Mr. Maura and the other Reporting Persons specifically disclaim beneficial ownership in the Shares owned by each other.  In addition, if Mr. Maura is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, he will be deemed to beneficially own a total of 27,761,905 Shares (or approximately 54.41% of the outstanding Shares).  Mr. Maura specifically disclaims beneficial ownership in such Shares except to the extent he actually exercises voting or dispositive power with respect to such Shares.

(c) The Reporting Persons have not effected any transactions in the Shares since the date of the last amendment to this Schedule 13D, except for (i) the transactions described in Item 4 above, (ii) the transactions set forth on Exhibit O and (iii) certain internal transfers of Shares between the Master Fund and the Special Fund that were not otherwise reportable.

(d) Not applicable.

(e) As a result of the consummation of the transactions described in Item 4 above, the Breakaway Fund, Harbinger Capital Partners II LP and Harbinger Capital Partners II GP LLC cease to beneficially own any Shares.”

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.   Material to be Filed as Exhibits.

Exhibit O:	Transactions in the Shares.

Exhibit P:	Joint Filing Agreement

Exhibit Q:	Closing Press Release (incorporated herein by reference from Exhibit 99.1 of HGI’s Current Report on Form 8-K (File No. 001-04219) filed on January 7, 2011).

CUSIP No. 84763R101	Page 15 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

CUSIP No. 84763R101	Page 16 of 16

GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By:	Harbinger Capital Partners II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Philip Falcone

/s/ David M. Maura
David M. Maura

January 12, 2011

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

Exhibit O

TRANSACTIONS IN THE SHARES

Transactions by David M. Maura

Date of Transaction	Number of Shares Purchased	Price per Share
12/8/2010	2,000	$29.30
12/8/2010	450	$29.28
12/8/2010	600	$29.25
12/8/2010	250	$29.15
12/9/2010	100	$29.76
12/9/2010	1,100	$29.75
12/9/2010	400	$29.68
12/9/2010	100	$29.62

O-1

Exhibit P

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 4 dated January 12, 2011 relating to the shares of Common Stock (par value $0.01 per share) of Spectrum Brands Holdings, Inc. shall be filed on behalf of the undersigned.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

P-1

GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By:	Harbinger Capital Partners II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Philip Falcone

/s/ David M. Maura
David M. Maura

January 12, 2011

P-2